EXHIBIT 6

FIFTH AMENDMENT TO RIGHTS AGREEMENT

     This FIFTH AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”), dated November 12, 2004, but effective as of October 13, 2004, to that certain Rights Agreement (as the same may be amended from time to time, the “Agreement”) dated as of September 3, 1998 between Gadzooks, Inc., a Texas corporation (the “Company”), and Mellon Investor Services LLC, as successor to ChaseMellon Shareholder Services, L.L.C., as rights agent (the “Rights Agent”), as amended by a First Amendment to the Agreement, dated as of October 7, 2003, between the Company and the Rights Agent, as further amended by a Second Amendment to the Agreement, dated as of October 23, 2003, between the Company and the Rights Agent, as further amended by a Third Amendment to the Agreement, dated as of July 15, 2004, between the Company and the Rights Agent (the “Third Amendment”), and as further amended by a Fourth Amendment to the Agreement, dated as of September 27, 2004, between the Company and the Rights Agent (the “Fourth Amendment”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

     WHEREAS, (i) Gryphon Partners, L.P., Couchman Partners, L.P., Pisces Capital and Spencer Capital Management, L.L.C. (collectively, the “Equity Committee”) and (ii) (A) WS Ventures Management, L.P., as General Partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., as agent and attorney in fact for WS Opportunity Fund International, Ltd. and certain other affiliated entities (the “WS Entities”), (B) Triage Offshore Fund, Ltd., Triage Capital Management, L.P. and Triage Capital Management B, L.P. (the “Triage Entities”), and (C) Litespeed Master Fund, Ltd. (“Litespeed”), are affiliated with institutional investors which own in the aggregate in excess of 20% of the Company’s common stock, par value $0.01 per share;

     WHEREAS, the WS Entities, the Triage Entities and Litespeed desire to participate in the Equity Committee’s discussions or negotiations concerning a transaction in which major stockholders of the Company would commit to be the funding guarantors in connection with a rights offering being contemplated by the Company in connection with the Company’s restructuring, which could cause the WS Entities, the Triage Entities and Litespeed to each be an Acquiring Person under the Agreement; and

     WHEREAS, the Company’s board of directors deems this Amendment to be necessary and desirable and in the best interests of the holders of the Rights and has duly approved this Amendment; and

     WHEREAS, no event has occurred that would cause any Person to be deemed an Acquiring Person; and

     WHEREAS, Section 27 of the Agreement permits the Company at any time before any Person becomes an Acquiring Person to amend the Agreement in the manner provided herein.

     NOW, THEREFORE, the Agreement is hereby amended as follows:

     Amendment of Section 1. The two sentences that were added by the Fourth Amendment to the definition of “Acquiring Person” in Section 1(a) of the Agreement are hereby amended and restated in their entirety as follows:

     “Notwithstanding the foregoing, (a) neither the Liberty Wanger Group nor any member thereof shall be an “Acquiring Person” unless and until the Liberty Wanger Group or any one or more members thereof shall become the Beneficial Owner of 25% or more of the then outstanding Common Shares, (b) neither the Liberty Wanger Group nor any member thereof shall be deemed to be the Beneficial Owner of any Common Shares issued or issuable to the Liberty Wanger Group or any member thereof upon conversion of any interest that has or may accrue on the 5% Convertible Subordinated Notes due October 9, 2008 that were issued by the Company to Liberty Acorn Fund on October 9, 2003 and (c) in connection with any transaction in which the Equity Committee, the WS Entities, the Triage Entities and Litespeed would commit to be the funding guarantors in a rights offering being contemplated by the Company as part of its restructuring, none of the (i) members of the Equity Committee, acting individually or together with any other member(s) of the Equity Committee, the WS Entities, the Triage Entities and/or Litespeed, (ii) WS Entities, acting individually or together with any member(s) of the Equity Committee, the Triage Entities and/or Litespeed, (iii) Triage Entities, acting individually or together with any member(s) of the Equity Committee, the WS Entities and/or Litespeed, or (iv) Litespeed, acting individually or together with any member(s) of the Equity Committee, the WS Entities and/or the Triage Entities shall be an “Acquiring Person.” For purposes hereof, the (v) “Liberty Wanger Group” means Liberty Wanger Asset Management, L.P., WAM Acquisition GP, Inc. and Liberty Acorn Trust and their respective Affiliates and Associates, (w) “Equity Committee” means Gryphon Partners, L.P., Couchman Partners, L.P., Pisces Capital and Spencer Capital Management, L.L.C. and their respective Affiliates and Associates, (x) “WS Entities” means WS Ventures Management, L.P., as General Partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., as agent and attorney in fact for WS Opportunity Fund International, Ltd. and certain other affiliated entities, (y) “Triage Entities” means Triage Offshore Fund, Ltd., Triage Capital Management, L.P. and Triage Capital Management B, L.P.” and (z) “Litespeed” means Litespeed Master Fund, Ltd.”

     Full Force and Effect. Except as expressly amended hereby, the Agreement shall continue in full force and effect unamended and in accordance with the provisions thereof on the date hereof. This Amendment and the Agreement, as hereby amended, shall constitute one and the same instrument.

     Governing Law. This Amendment, the Agreement, as amended, and each Rights Certificate issued hereunder or thereunder shall be deemed to be a contract made under the laws of the State of Texas and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

     Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

GADZOOKS, INC.

By:	/s/ Jerry Szczepanski

Name:	Jerry Szczepanski
Title:	Chairman and Chief Executive Officer

MELLON INVESTOR SERVICES LLC

By:	/s/ Joan B. Martin

Name:	Joan B. Martin
Title:	Assistant Vice President & Client
Services Manager